LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(dollars in millions)	2007	2006
Income before Federal income taxes and cumulative
effect of accounting changes	$569	$315
Sub-total of fixed charges	71	27
Sub-total of adjusted net income	640	342
Interest on annuities and financial products	620	392
Adjusted income base	$1,260	$734
Fixed Charges
Interest and debt expense	$66	$22
Portion of rent expense representing interest	5	5
Sub-total of fixed charges	71	27
Interest on annuities & financial products	620	392
Sub-total of fixed charges	691	419
Preferred dividends (pre-tax)	*	*
Total fixed charges	$691	$419
* Less than $100,000

Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges (including interest on
annuities and financial products) (1)	1.82	1.75
Excluding interest on annuities and financial products (2)	9.01	12.67
Ratio of earnings to combined fixed charges and preferred
stock dividends (3)	1.82	1.75

1.
For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting change, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and junior subordinated debentures issued to affiliated trusts; 2) interest on annuities and financial products and; 3) the portion of operating leases that are representative of the interest factor.

2.
Same as the ratio of earnings to fixed charges, except fixed charges and earnings in this calculation do not include interest on annuities and financial products. This coverage ratio is not required, but is provided as additional information. This ratio is commonly used by individuals who analyze LNC’s results.

3.
Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.